UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Notice of Exclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		NEH Co., Ltd.
	B. Representative		Shin, Eun-Ju
	C. Main business		LNG storage and distribution service
	A. Financial status of latest fiscal year (million KRW)	Total assets	144,672
		Total liabilities	6,067
		Total shareholders’ equity	138,605
		Capital stock	13,921
2. Shareholding ratio of subsidiary	Before exclusion	Shares held	1,392,165
		Shareholding ratio (%)	26.3
	After exclusion	Shares held	—
		Shareholding ratio (%)	—
3. Percentage of value of shares held to total assets	Before exclusion	Value of shares held (million KRW)	69,625
		Percentage in total assets (%)	0.1
	After exclusion	Value of shares held (million KRW)	—
		Percentage in total assets (%)	—
4. Total number of subsidiaries	Before exclusion		17
	After exclusion		16
5. Reasons for exclusion			Disposal of equity
6. Date of exclusion			December 27, 2023
7. Date of board resolution (decision date)			December 15, 2023
8. Other matters to be factored into investment decisions

- In compliance with the article “Restrictions on Acts by Holding Companies” under the Monopoly Regulation and Fair Trade Act, POSCO HOLDINGS will transfer its entire stake in NEH Co., Ltd. to its subsidiary POSCO International. As a result of this transfer, NEH Co., Ltd. will become a second-tier subsidiary of POSCO HOLDINGS. However, under the Fair Trade Act, its status as an affiliate of business group and consolidated company will be remained the same.

- ‘Value of shares held’ before exclusion under 3. ‘Percentage of value of shares held to total assets’ is the book value of NEH Co., Ltd. on the separate financial statements of POSCO HOLDINGS on FY 2022 Business Report.

- Above 6 ‘date of exclusion is settlement date of share transaction.

- Above ‘7. Date of board resolution (decision date)’ is resolution date of ESG committee, a corporate’s special committee established under Board of Directors in accordance with Article 393-2 of the Commercial Act.

ø Related disclosure	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 27, 2023	By	/s/ Han, Young-Ah
(Signature)
	Name:	Han, Young-Ah
	Title:	Senior Vice President